UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 24, 2021

COHERENT, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-33962	94-1622541
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5100 Patrick Henry Drive

Santa Clara, California 95054

(Address of Principal Executive Offices, including Zip Code)

(408) 764-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.01 per share)	COHR	The NASDAQ Stock Market LLC Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On June 24, 2021, Coherent, Inc. (“Coherent”) held a special meeting of its stockholders (the “Special Meeting”) to consider certain proposals related to the Agreement and Plan of Merger, dated as of March 25, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among Coherent, II-VI Incorporated (“II-VI”) and Watson Merger Sub Inc. (“Merger Sub”). The Merger Agreement provides for the merger of Merger Sub with and into Coherent, with Coherent continuing as the surviving entity in the merger and as a wholly owned subsidiary of II-VI.

As of the close of business on May 17, 2021, the record date for the Special Meeting, there were 24,532,350 shares of common stock, $0.01 par value per share, of Coherent (the “Coherent Common Stock”) outstanding and entitled to vote, each of which was entitled to one vote on each proposal considered and voted on at the Special Meeting. Present at the Special Meeting in person or by proxy were holders of 17,529,765 shares of Coherent Common Stock, representing approximately 71% of the shares entitled to be voted, which constituted a quorum to conduct business at the Special Meeting.

The following are the voting results of the proposals considered and voted upon at the Special Meeting, each of which is described in the joint proxy statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2021 (as amended on May 4, 2021 and declared effective on May 6, 2021, and as supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021).

Each of the proposals was approved by the requisite vote of Coherent’s stockholders.

Proposal 1 — To adopt the Merger Agreement (the “Coherent Merger Proposal”).

Coherent’s stockholders approved the Coherent Merger Proposal, and the vote was as follows:

For	Against	Abstain
17,457,753	31,673	40,339

Proposal 2 — To approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Coherent’s named executive officers in connection with the transactions contemplated by the Merger Agreement (the “Coherent Compensation Proposal”).

Coherent’s stockholders approved the Coherent Compensation Proposal, and the vote was as follows:

For	Against	Abstain
16,908,176	502,934	118,655

Proposal 3 — To approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Coherent merger proposal, to ensure that any supplement or amendment to the joint proxy statement/prospectus is timely provided to Coherent stockholders or to constitute a quorum (the “Coherent Adjournment Proposal”).

Because Coherent’s stockholders approved the Coherent Merger Proposal, the Coherent Adjournment Proposal was rendered moot and not presented.

Item 8.01. Other Events.

The information set forth in Item 5.07 is incorporated by reference herein. On June 24, 2021, Coherent and II-VI issued a joint press release announcing the results of the Special Meeting and the special meeting of shareholders of II-VI held on June 24, 2021. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document involve risks and uncertainties, which could cause actual results, performance, or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

II-VI and Coherent believe that all forward-looking statements made in this communication have a reasonable basis, but there can be no assurance that management’s expectations, beliefs, or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this communication include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the conditions to the completion of the proposed transaction between II-VI and Coherent, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iii) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the proposed transaction, including the receipt by either party of an unsolicited proposal from a third party; (iv) II-VI’s ability to finance the proposed transaction, the substantial indebtedness II-VI expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the combined company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the combined company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the proposed transaction; (viii) the risk that disruption from the proposed transaction materially and adversely affects the respective businesses and operations of II-VI and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (x) the ability of II-VI and Coherent to retain and hire key employees; (xi) the purchasing patterns of customers and end users; (xii) the timely release of new products, and acceptance of such new products by the market; (xiii) the introduction of new products by competitors and other competitive responses; (xiv) II-VI’s and Coherent’s ability to assimilate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xv) II-VI’s and Coherent’s ability to devise and execute strategies to respond to market conditions; (xvi) the risks to anticipated growth in industries and sectors in which II-VI and Coherent operate; (xvii) the risks to realizing the benefits of investments in research and development and commercialization of innovations; (xviii) the risks that the combined company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise; (xx) pricing trends, including II-VI’s and Coherent’s ability to achieve economies of scale; and/or (xxi) uncertainty as to the long-term value of II-VI common stock. Both II-VI and Coherent disclaim any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the SEC, and thereafter amended, in connection with the proposed transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to II-VI’s and Coherent’s respective periodic reports and other filings with the SEC, including the risk factors contained in II-VI’s and Coherent’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Neither II-VI nor Coherent assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information and Where You Can Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, II-VI and Coherent filed with the SEC the Form S-4 on April 27, 2021 (as amended on May 4, 2021), which includes a joint proxy statement of II-VI and Coherent and that also constitutes a prospectus with respect to shares of II-VI’s common stock to be issued in the proposed transaction. The Form S-4 was declared effective on May 6, 2021, and II-VI and Coherent commenced mailing to their respective stockholders on or about May 10, 2021. This communication is not a substitute for the Form S-4, the definitive joint proxy statement/prospectus or any other document II-VI and/or Coherent may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF II-VI AND COHERENT ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, FORM S-4 AND OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of these documents and other documents filed with the SEC by II-VI and/or Coherent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by II-VI may be obtained free of charge on II-VI’s investor relations site at https://ii-vi.com/investor-relations. Copies of the documents filed with the SEC by Coherent may be obtained free of charge on Coherent’s investor relations site at https://investor.coherent.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release, dated June 24, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2021	Coherent, Inc.

	By:	/s/ Bret DiMarco
	Name:	Bret DiMarco
	Title:	Executive Vice President, Chief Legal
Officer and Corporate Secretary

Exhibit 99.1

II-VI INCORPORATED AND COHERENT, INC. ANNOUNCE RESPECTIVE SHAREHOLDER AND STOCKHOLDER APPROVALS FOR MERGER AGREEMENT

Pittsburgh and Santa Clara, Calif., June 24, 2021 (GLOBE NEWSWIRE) – II-VI Incorporated (Nasdaq: IIVI) and Coherent, Inc. (Nasdaq: COHR) today announced that II-VI’s shareholders and Coherent’s stockholders have each voted overwhelmingly to adopt and approve, as applicable, all proposals relating to the previously announced merger agreement for II-VI to acquire Coherent. The votes were held at the respective special meetings of II-VI's shareholders and Coherent's stockholders today. Approximately 99% of the votes cast at II-VI’s special meeting voted to approve the proposal to issue shares of II-VI common stock as described in the joint proxy statement/prospectus for the special meeting, and approximately 99% of the shares of Coherent common stock voting at Coherent’s special meeting voted to approve the proposal to adopt the merger agreement.

“We are thrilled that II-VI shareholders and Coherent stockholders share our strong conviction in this transformative business combination, which will create a diversified global leader in engineered materials, photonics, and electronics, gaining greater exposure to irreversible market megatrends,” said Dr. Vincent D. Mattera, Jr., Chief Executive Officer of II-VI. “Together, we will be able to leverage our disruptive technology platforms and complementary scale to address a broader customer base around the globe and drive continued growth and innovation, while gaining deeper market insights from our combined businesses to better inform our strategic investments and decisions. We are excited to work together with the talented Coherent team to continue delivering significant value to all stakeholders, including shareholders, customers, employees, and business partners.”

“The combination of II-VI and Coherent will provide compelling benefits to our customers, create more opportunities for our team members to continue to develop innovative new products and solutions, and deliver significant value for our stockholders,” said Andy Mattes, President and Chief Executive Officer of Coherent. “We are excited to hit the ground running upon transaction close and look forward to bringing together our customer-centric, innovative cultures with track records of operational excellence.”

With approval from their respective shareholders and stockholders completing a critical milestone, the companies believe the transaction is on track to close by year-end 2021 or at the beginning of the first calendar quarter of 2022. The transaction remains subject to the completion of customary closing conditions, including the receipt of required regulatory approvals.

Allen & Company LLC and J.P. Morgan Securities LLC are acting as II-VI’s financial advisors, and Wachtell, Lipton, Rosen & Katz and K&L Gates LLP are serving as legal advisors to II-VI.

Bank of America and Credit Suisse are serving as financial advisors to Coherent, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to Coherent.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and optoelectronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in communications, industrial, aerospace & defense, semiconductor capital equipment, life sciences, consumer electronics, and automotive markets. Headquartered in Saxonburg, Pennsylvania, II-VI has research and development, manufacturing, sales, service, and distribution facilities worldwide. II-VI produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to support our customers. For more information about II-VI, visit II-VI's website at www.ii-vi.com.

About Coherent, Inc.

Founded in 1966, Coherent, Inc. is a global provider of lasers and laser-based technology for scientific, commercial and industrial customers. Coherent's common stock is listed on the Nasdaq Global Select Market and is part of the Russell 1000 and Standard & Poor’s MidCap 400 Index. For more information about Coherent, visit Coherent’s website at https://www.Coherent.com for product and financial updates.

Forward-Looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document involve risks and uncertainties, which could cause actual results, performance, or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures.

II-VI and Coherent believe that all forward-looking statements made in this press release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs, or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the conditions to the completion of the proposed transaction between II-VI and Coherent, including the receipt of any required regulatory approvals, and the risks that those conditions will not be satisfied in a timely manner or at all; (iii) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the merger agreement relating to the proposed transaction, including the receipt by either party of an unsolicited proposal from a third party; (iv) II-VI’s ability to finance the proposed transaction, the substantial indebtedness II-VI expects to incur in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; (v) the possibility that the combined company may be unable to achieve expected synergies, operating efficiencies and other benefits within the expected time-frames or at all and to successfully integrate Coherent’s operations with those of the combined company; (vi) the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the proposed transaction; (vii) litigation and any unexpected costs, charges or expenses resulting from the proposed transaction; (viii) the risk that disruption from the proposed transaction materially and adversely affects the respective businesses and operations of II-VI and Coherent; (ix) potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the proposed transaction; (x) the ability of II-VI and Coherent to retain and hire key employees; (xi) the purchasing patterns of customers and end users; (xii) the timely release of new products, and acceptance of such new products by the market; (xiii) the introduction of new products by competitors and other competitive responses; (xiv) II-VI’s and Coherent’s ability to assimilate recently acquired businesses and realize synergies, cost savings and opportunities for growth in connection therewith, together with the risks, costs, and uncertainties associated with such acquisitions; (xv) II-VI’s and Coherent’s ability to devise and execute strategies to respond to market conditions; (xvi) the risks to anticipated growth in industries and sectors in which II-VI and Coherent operate; (xvii) the risks to realizing the benefits of investments in R&D and commercialization of innovations; (xviii) the risks that the combined company’s stock price will not trade in line with industrial technology leaders; (xix) the risks of business and economic disruption related to the currently ongoing COVID-19 outbreak and any other worldwide health epidemics or outbreaks that may arise; (xx) pricing trends, including II-VI’s and Coherent’s ability to achieve economies of scale; and/or (xxi) uncertainty as to the long-term value of II-VI common stock. Both II-VI and Coherent disclaim any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or developments, or otherwise.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-255547) filed with the U.S. Securities and Exchange Commission (the “SEC”) (as amended on May 4, 2021 and supplemented by Coherent in its Form 8-K, as amended, filed with the SEC on June 15, 2021), in connection with the proposed transaction (the “Form S-4”). While the list of factors discussed above and the list of factors presented in the Form S-4 are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to II-VI’s and Coherent’s respective periodic reports and other filings with the SEC, including the risk factors contained in II-VI’s and Coherent’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Neither II-VI nor Coherent assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts

II-VI
Investors: Mary Jane Raymond Chief Financial Officer investor.relations@ii-vi.com www.ii-vi.com/contact-us	Media: Sard Verbinnen & Co George Sard / Jared Levy / David Isaacs II-VI-SVC@sardverb.com

Coherent
Investors: Charlie Koons Brunswick Group +1 (917) 246-1458	Media: Jonathan Doorley / Rebecca Kral Brunswick Group +1 (917) 459-0419 / +1 (917) 818-9002

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